Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: October 10, 2013

1 Publicis Groupe S.A. Meeting of ORANE holders 10 October 2013

2
SAFE HARBOR STATEMENT
Forward-Looking Statements
This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Publicis, Omnicom, Publicis
Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Publicis and Omnicom as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,”
“guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated;
reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls.
The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and
Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator
(Autorité
des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.
NO OFFER OR SOLICITATION
This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

3
SAFE HARBOR STATEMENT
IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS
Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION
PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT
PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from
Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.
IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS
Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE
URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL
CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS
No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.
PARTICIPANTS IN THE SOLICITATION
Publicis, Omnicom and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC.
Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11,
2013, which are filed with the SEC.
Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE
SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS GROUPE, OMNICOM, PUBLICIS OMNICOM
GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor
Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

4 AGENDA

5
PUBLICIS GROUPE S.A. Meeting of ORANE holders
Reminder of the general principles of the Merger between Publicis Group S.A. and
Omnicom Group Inc.
Consequences of the Merger for ORANE holders
Adjustment to ORANE redemption parity
Proposed modifications to ORANE issuance agreement
Questions & Answers
Voting of resolutions

Publicis Omnicom Group Principles of the Merger

A Merger of Equals
Name of
combined
entity
Publicis Omnicom Group
Equity values
and earnings
Market Capitalizations
1
2012 Net Income
2
(1) Market capitalization based on share prices as at 26 July 2013 and fully diluted share count (treasury method); Publicis share price converted to USD at spot USD/EUR exchange rate of 1.327
(2) Net income attributed to shareholders; Omnicom and Publicis Net Income are presented side-by-side for illustrative purposes only and have not been adjusted for accounting differences;
Publicis Net Income converted to USD at 2012 average USD/EUR exchange rate of 1.285
$17.4bn
€13.1bn
$17.7bn
€13.4bn
Trading
Traded on Euronext Paris and NYSE under the ticker symbol OMC
Objective to remain in the CAC 40 and S&P 500 indexes
Omnicom
Publicis
$998m
€777m
$947m
€737m
7

8
Senior
management
Maurice Lévy & John Wren: Co-CEOs for 30 months
After 30 months:
Chairman of the Board, Maurice Lévy
CEO, John Wren
Board
Single Board structure with equal representation
Bruce Crawford, initial Chairperson of the Board for first year, and
Elisabeth Badinter, Vice-Chairperson, alternating for a period of
30 months following closing
Four committees: Nominating and Corporate Governance, Audit,
Compensation and Finance
Enhanced 2/3 majority Board approval required for significant strategic actions
Commitment to gender and cultural diversity
Governance – A true merger of equals
Balanced governance consistent with the spirit of equality in the transaction

9
Transaction structure
Omnicom shareholders: for each Omnicom share, 0.813 shares of the new company and a special dividend of $2 per share
2
Publicis shareholders: for each Publicis share, 1 share of the new company and a special dividend of €1 per share
Transaction
structure
Merger of equals
50/50 equity
1
Expected to be tax free for Omnicom and Publicis shareholders
Incorporation The Netherlands
Listing
Common shares to be listed on Euronext Paris and on NYSE
Objective to remain in the CAC 40 and S&P 500 indexes
Ticker Symbol OMC
Shareholder
consideration
(1) Approximately 50/50 contribution after special dividends
(2) Subject to adjustments provided for in the BCA. In addition, Omnicom shareholders will receive the $0.40 share dividend declared on 18 July 2013, as well as one additional regular quarterly dividend of $0.40 per share if declared and the record date occurs prior to closing

10
Robust capital structure
Publicis Omnicom Group expects to maintain BBB+ rating
Consistent with Publicis’ and Omnicom’s current ratings
Capital
structure
Strong balance sheet
Prudent financial leverage
Intention is to maintain credit facilities in place at Publicis and Omnicom
Maintain strong liquidity
Credit rating
Financing
structure

Strong cash flow generation and return to shareholders
Publicis Omnicom Group
Publicis Omnicom Group expected dividend policy: ~35% dividend payout ratio
Dividend payout ratio (%)
c. 35%
Dividend policy
~
Omnicom
Publicis
24%
25%
30%
33%
2011 2012
11

12
Consequences of the Merger for ORANE holders
For Publicis, the Merger will take the form of a cross-border merger of Publicis into
Publicis Omnicom Group
According to article L.228-101 of the Code du Commerce and paragraph 6.3.4.3 (6) of the ORANE prospectus, the vote of ORANE holders approving the Merger is required
If not redeemed upon the Merger, ORANE will remain outstanding and will be exchanged for shares of Publicis Omnicom Group in accordance with the existing amortization schedule
- A negative vote from ORANE holders would not however impede the execution of the Merger if approved by Shareholders
- In accordance with the merger parity, each ORANE will be redeemed into 9.135 shares of Publicis
Omnicom Group (reflecting the parity adjustment of the ORANE discussed hereafter)

13
Consequences of the Merger on ORANE holders
Optional early redemption: As per paragraph 6.3.3.1 (iii) of the issuance agreement, the Merger entitles
ORANE holders to request, on an individual basis, an early redemption of their ORANE
ORANE holders will benefit from a 10 trading-day Redemption Period to make their request.
This Redemption Period shall terminate no later than 15 trading days before the EGM
Publicis will announce the opening and termination dates of the Redemption Period in advance
Holders will receive
9,135 shares per ORANE (rounded up or down up at the option of each holder, with payment of the difference in cash)
- Accrued interest between 1  September 2013 and the last day of the Redemption Period at the annual rate of 3,2946% (as explained below)
st

14
Adjustment to redemption parity
In 2003 and 2004, Publicis made distributions of ordinary dividends paid out of share issue and merger premium accounts
As per the ORANE issuance agreement and law, the redemption parity should be adjusted by a multiple of 1.015
As a consequence, each ORANE will be redeemed for 9.135 Publicis shares
(9 x 1.015)
Publicis is offering to holders, upon request being duly made, to receive in full and final settlement the additional shares and supplementary coupon they would have received during the period outside the limitation period (1
st
September of each year
between 2009 to 2013)
- Publicis will shortly make available online via its Internet website a transaction compensation form that persons who wish to make a claim should fill out and return to Publicis with the necessary supporting documents

15
Reasons for a mandatory early redemption
Publicis and Omnicom entered into a “Business Combination Agreement” (the
“BCA”), announced on 28 July 2013, governing the proposed combination of their operations
As per the BCA, Publicis has reserved the possibility to propose to ORANE holders to authorize the mandatory early redemption of the ORANE, such redemption to occur prior to the completion of the Merger
A full redemption of ORANE into Publicis shares before the Merger would simplify
Publicis capital structure before the Merger
-
The mandatory early redemption is not a condition precedent to the Merger
The optional early redemption prior to the Merger remains unaffected
-

16
Timing considerations
Meeting of ORANE holders convened early in the Merger process in order to ensure the simplification of its balance sheet prior to the publication of the first regulated documentation
First regulated documents will make reference to the capital of the combined entity and thus to the full redemption (or otherwise) of the ORANE
A mandatory early redemption voted on beforehand would facilitate the drafting and readability of these documents
The mandatory early redemption will also need to be approved by Publicis shareholders in the EGM voting on the Merger

17
Benefits of an early redemption for holders
Access to liquidity
Alignment of Returns with Equity Returns
Immediate Acquisition of Voting Rights in respect of underlying shares
The contemplated mandatory early redemption does not affect the existing right of the holders to request an early redemption in application of paragraph 6.3.3.1 (iii) of the issuance agreement
- The Company has identified only an extremely weak liquidity on Euronext Paris for the ORANE.
This limits the ability of holders to sell them on favorable terms
- In the past, despite the 10% bonus provided for in the formula to determine the coupon, the application of such formula has never enabled ORANE holders to achieve a return equivalent to that offered by shares, given the increase in the Company’s ordinary dividend
- Combined entity contemplating a payout ratio of 35%, which should offer an attractive yield on the shares
- The ORANE do not presently benefit from voting rights in general meeting of shareholders in respect of the underlying shares

18
Focus on the accrued coupon
The third resolution submitted to the ORANE holders aims at confirming the ORANE accrued coupon interest rate, as derived from this formula, in the context of the early redemption
Max [0.82% x 274.5 ; 9.135 x 110% x [(1.10 + 0.90 + 0.70) / 3]] / 274.5 = 3.2946%
- R(n) is the number of shares to be redeemed, ie 9.135
- Div is the net amount of the dividend per share, voted on between 1 st
September of the preceding year and
31 August of the year in question
Max [Coupon Minimum ; R(n) x 110% x [(Div2014 + Div2013 + Div2012) / 3]]
From 1
st
September 2013, the ORANE coupon shall be revised for the next 3 interest periods based on the formula (article 6.2.6.1 (vi) of the issuance agreement):
In order to determine the accrued coupon due in case of an optional or mandatory early redemption, Publicis made a theoretical assumption of a distribution of 1.10 euros per share
(i.e. an increase of 20c compared to 2013)
The formula based on this assumption gives an annual coupon rate of 3.2946% (assuming a nominal value of 274.5 euros per ORANE):
At the time of the early redemption, only the envisaged 1€ special dividend will have been announced

19
Assuming an ORANE holder owns 1,000 ORANE redeemable on 15 February 2014 (either upon optional early redemption or mandatory early redemption), this holder will receive:
- 9,135 shares of Publicis
-
274.5 x 1,000 x 3.2946% x 168/365 = 4,162.6 euros
Illustration
An accrued coupon of 4,162.6 euros for the interest period running from
15 February 2014, ie 168 days
- Distributions paid in respect of the delivered Publicis shares:
- €1.0 of special dividend paid before completion of the Merger, representing a total distribution of 9,135 euros
- any ordinary dividend paid by Publicis in 2014 in respect of the 2013 fiscal year st
September 2013 to

20
Mandatory early repayment technicalities
Given technical time constraints, holders will receive the Publicis shares delivered upon redemption of ORANE and the accrued coupon at the latest 10 trading days after the EGM
Fractional shares will be rounded down and a complementary cash payment will be made
Holders will not be expected to take any action to obtain the early redemption
Publicis shares delivered pursuant to the mandatory early redemption will benefit from the special dividend of 1€ per share

21 Questions & Answers PUBLICIS GROUPE S.A.

22 Voting of the resolutions PUBLICIS GROUPE S.A.

23
A message will appear on the bottom of the display
« acknowledged » means your vote has been acknowledged but may still be modified
« registered» means the voting period has expired and your vote has been recorded
PUBLICIS GROUPE S.A.
How to use your voting device
Smart Card
The voting device will not work if your smart card
is not properly inserted
How to vote
Simply press the button of your choice
1 =
2 =
3 =
or
gainst
bstain
F
A
A

24
PUBLICIS GROUPE S.A. Meeting of ORANE holders
Authorization of the Merger between Publicis Group S.A. and Omnicom
Group Inc.
1   resolution
The general meeting of Bondholders, deliberating under the quorum and majority conditions provided for by article L. 225-96 of the French commercial code (code de commerce), referred to in article L.228-103 of the same code, after having heard the report of the Management Board describing the proposed merger between the Company and the company Omnicom Group Inc, such merger to occur by way of absorption of the Company by Publicis Omnicom Group NV, a company newly-constituted under Dutch law, which will concomitantly absorb Omnicom Group Inc by way of a transaction known as a ‘reverse triangular merger’, entirely in accordance with the agreement known as the Business Combination Agreement dated 27 July 2013 entered into between the Company and Omnicom Group Inc, hereby resolve to authorize, pursuant to paragraph 6.3.4.3 (6) of the information memorandum with the COB visa number 02-564 dated 16 May 2002 (the “Agreement”) and article L. 228-101, 1st sub-paragraph, of the French commercial code (code de commerce), the merger between the Company and Publicis Omnicom
Group NV under the conditions set out in the Business Combination Agreement.
st
1 F
2 A
3 A
or
gainst
bstain

25
Mandatory early redemption of ORANE in case of completion of the Merger
PUBLICIS GROUPE S.A. Meeting of ORANE holders
2 resolution (1/2)
The general meeting of Bondholders, deliberating under the quorum and majority conditions provided for by article L. 225-96 of the
French commercial code (code de commerce), referred to in article L.228-103 of the same code, after having heard the report of the
Management Board, hereby resolve to authorize the following modifications to the Agreement in order to introduce a mandatory early redemption event in the case of merger with Publicis Omnicom Group NV. Such modifications will take effect as soon as they will have been authorized by the shareholders of the Company in extraordinary meeting and will remain subject to such approval.

It is hereby established, in addition to the cases of early redemption at the option of the issuer under paragraph 6.3.2 of the
Agreement and cases of early redemption at the option of the Bondholders under paragraph 6.3.3 of the Agreement, a case of mandatory early redemption for the Company and the Bondholders as follows.

The redemption of ORANE will occur in advance and mandatorily in respect of all outstanding ORANE held by the Bondholders, on a date to be decided upon by the Company, such date not being later than (i) the tenth working day following the date of the extraordinary general meeting of the shareholders of the Company approving the merger of the Company with the Dutch company that will be called Publicis Omnicom Group NV, pursuant to the agreement called the Business Combination Agreement entered into on 27 July 2013 between the Company and Omnicom Group Inc nor (ii) the day preceding the record date for payment of the special dividend of 1 euro per share which will be paid prior to the merger pursuant to such Business Combination Agreement.
nd

26

nd
resolution (2/2)
The early redemption will result in the award of such number of shares of the Company remaining due at such date pursuant to paragraph
6.3.1.2 of the Agreement (as adjusted to take account of the portion of dividends paid out of premium since the issuance of the ORANE, such adjustment leading to the delivery of 9.135 shares per ORANE instead of 9 shares) and the payment of the coupon accrued as of the redemption date pursuant to paragraphs 6.2.6.2 et 6.2.6.3 of the Agreement, as modified according to the third resolution. Pursuant to paragraph 6.5 of the Agreement, the shares issued in redemption of the ORANE will be immediately assimilated to the existing shares.
The mandatory early redemption mentioned in the present resolution does not call into question the right of the Bondholders to demand the optional early redemption of their ORANE, pursuant to paragraph 6.3.3.1 (iii) of the Agreement.
PUBLICIS GROUPE S.A. Meeting of ORANE holders
1 F
2 A
3 A
or
gainst
bstain

27
Clarification of the calculation methodology for the accrued coupon rd
resolution
The general meeting of Bondholders, deliberating under the quorum and majority conditions provided for by article L. 225-96 of the French commercial code (code de commerce), referred to in article L.228-103 of the same code, after having heard the report of the Management
Board, hereby resolve to approve certain amendments to the Agreement in order to clarify the calculation methodology of the coupon accrued in certain cases of early redemption. Such clarifications will have immediate effect.
Regarding the calculation of coupon in the event of optional early redemption (in accordance with paragraph 6.3.3.1 (iii) of the Agreement)
or mandatory early redemption (in accordance with the second resolution of this general meeting) occurring in the context of the merger between the Company and the Dutch company that will be called Publicis Omnicom Group NV, pursuant to the agreement called the
Business Combination Agreement entered into on 27 July 2013 between the Company and Omnicom Group Inc, then the coupon due on the date of early redemption of the ORANE will be calculated prorata temporis on the basis of a flat annual rate of 3.2946% calculated based on the nominal value of ORANE, such rate taking account of the adjustment of the ORANE in respect of the portion of dividends paid out of premium since the issuance of the ORANE.
It is additionally noted that the provisions of paragraph 6.2.6.3 of the Agreement will apply in the event of mandatory early redemption mentioned in the second resolution submitted to this general meeting.
PUBLICIS GROUPE S.A. Meeting of ORANE holders
1 F
2 A
3 A
or
gainst
bstain

28
Powers of attorney

th
resolution
The general meeting of Bondholders, deliberating under the quorum and majority conditions provided for by article L. 225-96 of the French commercial code (code de commerce), referred to in article L.228-103 of the same code, hereby authorizes and grants all powers to the holder of a copy or excerpt of the minutes of this meeting to make any submissions, publications and formalities provided for by law or as may be necessary.
PUBLICIS GROUPE S.A. Meeting of ORANE holders
1 F
2 A
3 A
or
gainst
bstain

1 Publicis Groupe S.A. Assemblée des porteurs d’ORANE 10 octobre 2013

2
Avertissement
Cette présentation contient des informations prospectives (y compris au sens du Private Securities Litigation Reform Act de 1995) concernant Publicis Groupe, Omnicom, Publicis
Omnicom, l'opération envisagées et d'autres sujets. Ces déclarations peuvent envisager des objectifs, intentions et anticipations portant sur des plans, tendances, évènements futurs,
résultats d'opérations, conditions financières ou autres fondées sur des croyances actuelles des managements de Publicis Groupe et d'Omnicom ainsi que sur les hypothèses faites par eux et l'information dont ils disposent actuellement. Les informations prospectives peuvent être accompagnées de mots tels que " viser ", " anticiper ", " croire ", " planifier ",
" pourrait ", " serait ", " devrait ", " estimer ", " s'attendre à ", " prévoir ", " avenir ", " orientation ", " avoir l'intention ", " peut ", " sera ", " possible ", " potentiel ", " prédire ", " projeter " ou des mots, phrases ou expressions comparables. Ces informations prospectives sont sujettes à divers risques et incertitudes, dont plusieurs échappent au contrôle des parties. Par conséquent, il ne doit pas être accordé une confiance indue à ces informations. Les facteurs qui pourraient faire que les résultats réels diffèrent substantiellement de ces informations prospectives comprennent : le défaut d'obtention des approbations réglementaires applicables ou de celles des actionnaires en temps voulu ou autre ; le non-respect d'autres conditions suspensives à la réalisation de l'opération proposée ; le risque que les nouvelles activités ne soient pas intégrées avec succès ou que les sociétés combinées ne réalisent pas les économies, les impôts différés actifs, les synergies ou la croissance estimés, ou que ces bénéfices prennent plus de temps que prévu à se réaliser ; l'impossibilité de réaliser les avantages escomptés des opérations combinées ; les risques liés à des coûts d'intégration imprévus ; les pertes sur les achats média et les coûts de production engagés pour le compte des clients ; la réduction des dépenses des clients, des retards de paiement des clients et l'évolution des besoins de communication des clients ; l'incapacité à gérer les conflits d'intérêts potentiels entre ou propres aux clients ; les changements imprévus liés à des facteurs concurrentiels dans les industries de la publicité et du marketing ; la capacité
d'embaucher et de retenir le personnel clé ; la capacité d'intégrer avec succès les activités des sociétés ; l'impact potentiel de l'annonce ou de la réalisation de l'opération proposée sur les relations avec des tiers, y compris les clients, les employés et les concurrents ; la capacité d'attirer de nouveaux clients et fidéliser les clients existants de la manière prévue ; la
dépendance à l'égard de et l'intégration des systèmes de technologie de l'information ; les changements dans les législations et réglementations gouvernementales affectant les sociétés ; les conditions économiques internationales, nationales ou locales, ou les conditions sociales ou politiques qui pourraient nuire aux sociétés ou à leurs clients ; les conditions sur les marchés du crédit, les risques associés aux hypothèses que les parties font en relation avec les estimations comptables critiques et les procédures judiciaires des parties ; et les opérations internationales des parties, qui sont soumis aux risques de fluctuations des devises et au contrôle des changes. La liste de facteurs qui précède n'est pas exhaustive.
Ces facteurs doivent être examinés attentivement, ainsi que les autres risques et incertitudes qui affectent les activités des parties, y compris ceux décrits dans le rapport annuel
d'Omnicom sur le formulaire Form 10-K, ses rapports trimestriels sur le formulaire Form 10-Q, ses rapports d'information permanente sur le formulaire Form 8-K et dans les autres
éventuels documents déposés auprès de la Securities and Exchange Commission (la " SEC ") ainsi que ceux décrits dans les rapports annuels et Documents de Référence de
Publicis Groupe et dans les autres éventuels documents déposés auprès de l'autorité française des marchés financiers (Autorité des marchés financiers ou " AMF "). Sauf la loi applicable l'exige, les parties ne sont soumises à aucune obligation de mettre à jour ces informations prospectives.
Cette présentation n'est pas destinée à être et ne constitue pas une offre de vente ou la sollicitation d'une offre de souscription ou d'achat, ni une sollicitation d'achat ou de souscription pour des valeurs mobilières ou la sollicitation de vote, et ce dans aucun pays, conformément aux opérations proposées ou autres, et aucune vente, délivrance ou transfert de valeurs mobilières ne doit intervenir dans une quelconque juridiction en violation de la législation applicable. Aucune offre de titres ne sera faite, excepté au moyen d'un prospectus
répondant aux exigences de la Section 10 du Securities Act de 1933, dans sa version actuelle, et de la réglementation européenne applicable. Sous réserve de certaines exceptions qui auront été approuvées par les organismes de réglementation compétents ou de certains éléments qui devront être confirmés, l'offre ou la proposition au public ne sera pas faite, directement ou indirectement, dans ou à destination d'une juridiction où cela constituerait une violation des lois qui y sont en vigueur, ou par l'utilisation de tout moyen de communication (y compris, sans que cette liste soit exhaustive, par courrier, facsimile, téléphone ou Internet) ou au moyen d'infrastructures de marché d'une telle juridiction.

3
Avertissement
Informations Complémentaires Importantes devant être rendues publiques dans un Prospectus visé par l'AFM Publicis Omnicom rendra public un prospectus, visé par l'Autorité néerlandaise des marchés financiers (Stichting Autoriteit Financiële Markten ou " AFM "), relatif à l'émission d'actions nouvelles à la suite de l'opération proposée et à leur admission à la négociation sur un marché réglementé de l'Union européenne (en ce compris tout supplément afférent, le " Prospectus d'Admission "). Le Prospectus d'Admission sera approuvé par l'AFM et transmis à l'AMF selon la procédure du passeport européen en vue de
l'admission des actions de Publicis Omnicom à la négociation sur Euronext Paris. LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE PROSPECTUS D'ADMISSION, AINSI
LES AUTRES DOCUMENTS PERTINENTS, DANS LEUR INTEGRALITÉ ET DÈS QU'ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR PUBLICIS GROUPE,
OMNICOM, PUBLICIS OMNICOM, LES OPERATIONS PROPOSÉES AINSI QUE D'AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Prospectus
d'Admission de Publicis Omnicom sur le site de Publicis Groupe à l'adresse www.Publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43
65 00.
Informations supplémentaires importantes à destination des actionnaires de Publicis Groupe Publicis préparera un rapport qui sera mis à disposition des actionnaires dans le cadre de l'assemblée générale de
Publicis appelée à statuer sur l'opération proposée (le " Rapport "). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE RAPPORT, AINSI QUE LES AUTRES DOCUMENTS
PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE l'AMF, DANS LEUR INTEGRALITÉ ET DÈS QU'ILS SERONT DISPONIBLES, CAR ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR
PUBLICIS GROUPE, OMNICOM, PUBLICIS OMNICOM, LES OPERATIONS PROPOSÉES AINSI QUE D'AUTRES SUJETS CONNEXES. Les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du Rapport de Publicis sur son site Web à l'adresse www.Publicisgroupe.com ou en contactant Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.
Publicis Omnicom déposera auprès de la SEC un document d'enregistrement (registration statement) selon un formulaire Form S-4, qui comprendra la circulaire de sollicitation de procurations (proxy statement)
d'Omnicom et qui constitue également un prospectus de Publicis Omnicom (le " prospectus/proxy "). LES INVESTISSEURS ET LES ACTIONNAIRES SONT PRIÉS DE LIRE ATTENTIVEMENT LE
PROSPECTUS/PROXY COMMUN, AINSI LES AUTRES DOCUMENTS PERTINENTS DEVANT ÊTRE DEPOSÉS AUPRÈS DE LA SEC, DANS LEUR INTEGRALITÉ ET DÈS QU'ILS SERONT DISPONIBLES, CAR
ILS CONTIENDRONT DES INFORMATIONS IMPORTANTES SUR PUBLICIS GROUPE, OMNICOM, PUBLICIS OMNICOM, LES OPERATIONS PROPOSÉES AINSI QUE D'AUTRES SUJETS CONNEXES. Les
investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et d'autres documents de procuration déposés auprès de la SEC par les parties sur le site Web de la SEC à l'adresse
www.sec.gov. En outre, les investisseurs et les actionnaires pourront obtenir des exemplaires gratuits du prospectus/proxy et des autres documents déposés auprès de la SEC par les parties en contactant Relations-
investisseurs, Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (pour les documents déposés auprès de la SEC par Omnicom) ou Relations-investisseurs, 133, avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (pour les documents déposés auprès de la SEC par Publicis Groupe ou par Publicis Omnicom).
Absence de Prospectus EEE jusqu'au Prospectus d'Admission Aucun prospectus n'est exigé dans l'Espace Economique Européen (EEE) en vertu de la Directive Prospectus 2003/71/CE, telle que modifiée et transposée en droit néerlandais et en droit français, et aucun prospectus ou document ne sera mis à disposition jusqu'à ce que le Prospectus d'Admission soit mis à disposition.
Participants à la Sollicitation Publicis Groupe, Omnicom, Publicis Omnicom et les membres de leurs organes d'administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d'Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d'Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d'actions ou autres, seront incluses dans le prospectus/proxy lorsqu'il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d'Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l'exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC. Publicis Groupe, Omnicom, Publicis Omnicom et les membres de leurs organes d'administration, de surveillance et de direction et leurs dirigeants respectifs peuvent être considérés comme des participants à la sollicitation de procurations (solicitation of proxies) auprès des actionnaires d'Omnicom en rapport avec les opérations proposées visées par le prospectus/proxy. Les informations concernant les personnes qui sont, en vertu de la règlementation de la SEC, considérées comme des participants à la sollicitation des actionnaires d'Omnicom dans le cadre des opérations envisagées, comprenant notamment une description de leurs intérêts directs ou indirects par la détention d'actions ou autres, seront incluses dans le prospectus/proxy lorsqu'il sera déposé auprès de la SEC. Les informations concernant les administrateurs et les dirigeants d'Omnicom sont présentées dans son rapport annuel sur le formulaire Form 10-K pour l'exercice clos le 31 décembre 2012 et sur son Proxy Statement du Schedule 14A en date du 11 avril 2013, qui sont déposés auprès de la SEC.

4 AGENDA

Assemblée des porteurs d’ORANE de PUBLICIS GROUPE S.A.
Rappel des principes généraux de la Fusion entre Publicis Groupe S.A. et Omnicom Group Inc.
Conséquences de la Fusion pour les porteurs d’ORANE
Ajustement de la parité de remboursement des ORANE
Modifications proposées au contrat d’émission des ORANE
Questions / Réponses
Vote des résolutions

Publicis Omnicom Group Principes de la Fusion

Une Fusion entre égaux
Nom de la
nouvelle entité
Publicis Omnicom Group
Fonds propres
et résultats
Places de
cotation
Cotation sur Euronext Paris et sur le NYSE sous le symbole OMC
Objectif de rester dans les indices CAC 40 et S&P 500
Omnicom
Publicis
17,7 Mds$
13,4 Mds€
17,4 Mds$
13,1 Mds€
Capitalisation boursière
Résultat net 2012
1 2
998 M$
777 M€
947M$
737 M€
(1) Capitalisations boursières calculées sur la base d’un nombre dilué d’actions et d’un cours de bourse de référence à la clôture du 26 juillet 2013; taux de change EUR/USD retenu de 1,327
(2) Résultat net distribué aux actionnaires; Les résultats nets d’Omnicom et de Publicis sont présentés ici à titre illustratif et n’ont pas été retraités des différences comptables IFRS et US GAAP ;
La conversion du résultat net de Publicis est effectuée sur la base d’un taux de change EUR/ USD de 1,285 (moyenne annuelle 2012)

Equipe
dirigeante
Maurice Lévy et John Wren:
Co-Directeurs Généraux pour 30 mois
A l’issue des 30 mois :
Conseil
d’Administration
Représentation égale au sein du Conseil d’Administration
Bruce Crawford Président du Conseil pendant la première année et
Elisabeth Badinter Vice-Présidente, alternant pendant une période de 30 mois
4 comités : nomination et gouvernance, audit, rémunération et finance
Décisions stratégiques votées à la majorité renforcée des 2/3 du Conseil
Engagement à la diversité culturelle et à terme à la parité
Une gouvernance équilibrée
Une gouvernance reflétant la fusion entre égaux
Président du Conseil, Maurice Lévy
Directeur Général, John Wren

Structure de la transaction
Actionnaires d’Omnicom: pour chaque action Omnicom, 0,813 actions de la nouvelle société et un dividende extraordinaire de 2$ par action
Actionnaires de Publicis: pour chaque action Publicis Groupe, 1 action de la nouvelle entité et un dividende extraordinaire de 1€ par action
Structure de la
transaction
Fusion entre égaux
Actionnariat 50/50
Impact fiscal neutre attendu pour les actionnaires d’Omnicom et de Publicis
Domiciliation Pays-Bas
Cotation
Actions ordinaires cotées à Euronext Paris et au NYSE
Objectif de rester dans les indices CAC 40 et S&P 500
Symbole: OMC
Conséquences
pour les
actionnaires
(1) Actionnariat à environ 50/50 après versement d’un dividende exceptionnel
(2) Sour réserve d’ajustements prévus dans le BCA. De plus, les actionnaires d’Omnicom recevront le dividende de 0,40 $ par action annoncé le 18 juillet 2013, ainsi qu’un dividende trimestriel
régulier, d’un montant de 0,40$ par action, si la date d’enregistrement est antérieure à la clôture de l’opération
1
2

Une structure financière solide
Intention de Publicis Omnicom Group de conserver un rating BBB+
En adéquation avec les ratings actuels de Publicis Groupe et
d’Omnicom
Structure
financière
Bilan solide
Levier financier modéré et maîtrisé
Volonté de conserver les lignes de crédit en place chez Publicis Groupe et Omnicom
Maintien d’une liquidité financière importante
Rating
Structure de
financement

24%
25%
30%
33%
2011 2012
Forte génération de cash-flow et retour aux actionnaires
Publicis Omnicom Group
Objectif de taux de distribution de Publicis Omnicom Group de l’ordre de 35%
Taux de distribution de dividendes (%)
c. 35%
~
Omnicom
Publicis
Politique de distribution

Conséquences de la Fusion pour les porteurs d’ORANE
Pour Publicis, la Fusion va prendre la forme d’une fusion transfrontalière de Publicis dans Publicis Omnicom Group
Selon l’article L.228-101 du Code du Commerce et le paragraphe 6.3.4.3 (6) du contrat
d’émission des ORANE, le vote des porteurs d’ORANE approuvant la Fusion est requis
Un vote négatif des porteurs d’ORANE ne remettrait toutefois pas en cause l’exécution de la Fusion si elle est approuvée par les actionnaires
Si elles ne sont pas remboursées avant la Fusion, les ORANE seront maintenues dans la nouvelle entité, puis remboursées en actions de Publicis Omnicom Group selon le calendrier initialement prévu
En application de la parité de Fusion, les ORANE seraient remboursées en 9,135 actions de Publicis
Omnicom Group (reflétant l’ajustement de parité de remboursement des ORANE tel que présenté
ci-après)

Conséquences de la Fusion pour les porteurs d’ORANE
Remboursement anticipé facultatif: Selon le paragraphe 6.3.3.1 (iii) du contrat d’émission, la Fusion donne droit aux porteurs d’ORANE de demander, sur une base individuelle, le remboursement anticipé de leurs ORANE
Les porteurs bénéficieront d’une Période de Remboursement de 10 jours ouvrés pour faire leur demande. Cette Période de remboursement s’achèvera au plus tard 15 jours ouvrés avant l’assemblée générale extraordinaire de Fusion
Publicis annoncera à l’avance les dates d’ouverture et de fermeture de la Période de Remboursement
Les porteurs recevront :
- 9,135 actions par ORANE (arrondi à la hausse ou à la baisse, moyennant complément en numéraire, au choix des porteurs)
- le coupon couru entre le 1
er
septembre 2013 et le dernier jour de la Période
de Remboursement au taux de 3,2946% par an (expliqué ci-après)

Ajustement de la parité de remboursement
En 2003 et 2004, Publicis a effectué des distributions de dividendes ordinaires prélevées sur les  primes d’émission et de fusion
En application de la loi et du contrat d’émission, la parité de remboursement doit
être ajustée par un multiple de 1,015
En conséquence, chaque ORANE sera remboursée par la remise de 9,135 actions
Publicis (9 x 1,015)
Publicis propose aux porteurs qui en font la demande de recevoir, pour solde de tout compte, les actions supplémentaires et compléments de coupon qu’ils auraient reçus au cours de la période non prescrite (1er septembre des années
2009 à 2013)
- Publicis mettra prochainement en ligne sur son site Internet un formulaire de demande de compensation que les demandeurs devront remplir et retourner à Publicis avec les justificatifs
nécessaires

Raisons d’un remboursement anticipé obligatoire
Publicis et Omnicom ont conclu un “Business Combination Agreement” (“BCA”), annoncé le 28 juillet 2013, régissant le projet de fusion de leurs activités
Conformément au BCA, Publicis s’est réservé la possibilité de proposer aux porteurs d’ORANE de voter un remboursement anticipé obligatoire des ORANE, qui interviendrait avant la réalisation de la Fusion
Un remboursement intégral des ORANE en actions Publicis avant la Fusion permettrait de simplifier la structure capitalistique préalablement à la Fusion
- Le remboursement anticipé facultatif pouvant être demandé par les porteurs préalablement à l’AGE votant la fusion n’est pas remis en cause
- Le vote du remboursement anticipé obligatoire n’est pas une condition préalable
à la Fusion

Séquencement par rapport à la Fusion
L’Assemblée des porteurs d’ORANE est convoquée en amont du processus de Fusion dans le but de simplifier sa structure de bilan préalablement à la publication des premiers documents réglementaires
Ces documents réglementaires feront référence à la composition du capital de l’entité
combinée et leur rédaction sera donc dépendante du remboursement intégral ou non des ORANE
Un remboursement anticipé obligatoire voté préalablement permettrait de faciliter la préparation et la lisibilité de ces documents
Pour rappel, le remboursement anticipé obligatoire devra également être approuvé
par les actionnaires de Publicis lors de l’Assemblée Générale Extraordinaire votant la Fusion

Bénéfices d’un remboursement anticipé pour les porteurs
Accès à la liquidité
Alignement de la Rentabilité
Acquisition immédiate des droits de vote sur les actions sous-jacentes
Le remboursement anticipé obligatoire envisagé n’affecte pas les droits actuels des porteurs à demander un remboursement anticipé facultatif en application du paragraphe 6.3.3.1 (iii) du contrat d’émission
- Dans le passé et en dépit de la bonification de 10% prévue dans la formule de détermination  du  coupon,  l’application  de  cette  dernière  n’a  jamais  permis aux  porteurs d’obtenir  un  rendement  équivalent  à celui  des  actions,  compte  tenu de  l’augmentation  du dividende ordinaire de la Société
- L’entité combinée envisage un ratio de distribution de 35%, ce qui devrait offrir un rendement attractif sur les actions sous-jacentes
- Les ORANE ne bénéficient actuellement pas du droit de vote des actions sous-jacentes lors des Assemblées Générales
- La Société n’a identifié qu’une liquidité extrêmement faible des ORANE sur  Euronext Paris.
Cela limite la capacité des porteurs de les céder dans des conditions satisfaisantes

Détails sur les intérêts courus
Depuis le 1    septembre 2013, le coupon de l’ORANE devrait être révisé pour les 3 prochaines
périodes d’intérêt selon la formule (article 6.2.6.1 (vi) du contrat d’émission):
Max [Coupon Minimum ; R(n) x 110% x [(Div2014 + Div2013 + Div2012) / 3]]
-
R(n) est le nombre d’actions sous-jacentes restant à rembourser, soit 9,135
-

Lors du remboursement anticipé, seul le dividende extraordinaire de 1€ envisagé aura été annoncé
En vue de déterminer le coupon couru dû en cas d’un remboursement anticipé obligatoire ou optionnel, Publicis a fait l’hypothèse théorique d’une distribution de 1,10€ par action
(soit une augmentation de 20 centimes par rapport à 2013)
La formule calculée sur cette hypothèse donne un taux annuel de coupon de 3,2946% (en supposant un nominal de 274,5 euros par ORANE):
Max [0,82% x 274,5 ; 9,135 x 110% x [(1,10 + 0,90 + 0,70) / 3]] / 274,5 = 3,2946%
La troisième résolution soumise à l’assemblée des porteurs vise à entériner le taux d’intérêt du coupon couru des ORANE tel que résultant de cette formule, dans le cadre du remboursement anticipé
Div est le montant net du dividende par action, voté entre le 1 er
septembre de l’année précédente et le 31 août de l’année en question er

Illustration
En supposant qu’un porteur d’ORANE détienne 1000 ORANE qui seraient remboursées le 15
février 2014 (soit dans le cas d’un remboursement anticipé obligatoire, soit dans celui
d’un remboursement anticipé facultatif), ce porteur recevra:
-
9,135 actions Publicis
-
Un coupon couru de 4 162,6 euros pour la période d’intérêt allant du 1   septembre 2013 au
15 février 2014, soit 168 jours
274,5 x 1 000 x 3,2946% x 168/365 = 4 162,6 euros
-
les distributions qui sont versées aux actions Publicis à la suite du vote de la Fusion, à
savoir:
-
1€ de dividende exceptionnel, versé avant la réalisation effective de la Fusion, représentant une distribution totale de 9 135 euros
-
tout dividende ordinaire payé par Publicis en 2014 au titre de l’année fiscale 2013 er

Modalités de remboursement obligatoire
Compte tenu des délais techniques, les porteurs recevront les actions Publicis remises en remboursement des ORANE et le coupon couru au plus tard 10 jours ouvrés après la tenue de l’assemblée générale extraordinaire de Fusion
Les actions formant rompus seront arrondies au nombre entier immédiatement inférieur, et le complément sera versé en numéraire
Aucune démarche ne sera requise de la part des porteurs
Les actions Publicis ainsi remises bénéficieront du dividende exceptionnel de 1 euro par action

21 Questions / Réponses PUBLICIS GROUPE S.A.

22 Vote des résolutions PUBLICIS GROUPE S.A.

Message sur la ligne du bas de l’écran du boîtier
Mention «
acquitté » : Votre vote est pris en compte mais vous pouvez encore le modifier
Mention «
voté » : le vote est fermé et votre vote est enregistré définitivement
PUBLICIS GROUPE S.A.
Fonctionnement des boîtiers
Carte à puce
Le boîtier ne peut fonctionner que si votre
carte à puce est correctement insérée
Pour voter
our
ontre
bstention
1 = P
2 = C
3 = A
Pressez simplement sur la touche
correspondant à votre choix

PUBLICIS GROUPE S.A. Assemblée des porteurs d’ORANE
Autorisation de la Fusion entre Publicis Groupe S.A. et Omnicom Group Inc.
our
ontre
bstention
1
ère
résolution
L’assemblée générale des Obligataires, statuant aux conditions de quorum et de majorité prévues par l’article L. 225-96 du code de commerce sur renvoi de l’article L. 228-103 du même code, après avoir entendu le rapport du directoire décrivant le projet de rapprochement entre la Société et la société Omnicom Group Inc, ledit rapprochement devant intervenir au moyen de l’absorption par voie de fusion de la Société par la société de droit hollandais nouvellement constituée Publicis Omnicom
Group NV, laquelle absorbera concomitamment la société Omnicom Group Inc au moyen d’une opération dite de fusion triangulaire inversée, le tout conformément au contrat dit Business Combination Agreement du 27 juillet 2013 conclu entre la Société et la société Omnicom Group Inc, autorise, conformément au paragraphe 6.3.4.3 (6) de la note d’opération portant le visa COB numéro 02-564 en date du 16 mai 2002 (le « Contrat ») et à l’article L. 228-101, 1er alinéa, du code de commerce, la fusion de la Société avec la société
Publicis Omnicom Group NV dans les conditions visées au Business Combination
Agreement.
1 P
2 C
3 A

Remboursement anticipé obligatoire des ORANE en cas de réalisation de la Fusion
2
ème
résolution (1/2)
PUBLICIS GROUPE S.A. Assemblée des porteurs d’ORANE
2
ème
résolution (1/2)
L’assemblée générale des Obligataires, statuant aux conditions de quorum et de majorité prévues par l’article L. 225-96 du code de commerce sur renvoi de l’article L. 228-103 du même code, après avoir entendu le rapport du directoire, autorise les modifications suivantes du Contrat afin d’y introduire un cas de remboursement anticipé obligatoire en cas de fusion avec la société
Publicis Omnicom Group NV ; ces modifications prendront effet dès qu’elles auront été approuvées par l’assemblée générale extraordinaire des actionnaires de la Société et sous réserve de cette approbation.
Il est institué, en sus des cas de remboursement anticipé au gré de l’émetteur visés au paragraphe 6.3.2 du Contrat et des cas de remboursement anticipé au gré des porteurs visés au paragraphe 6.3.3, un cas de remboursement anticipé obligatoire pour la
Société et pour les porteurs d’ORANE, comme suit.
Le remboursement des ORANE interviendra de manière anticipée, obligatoirement pour la totalité des Obligataires, à la date qui sera fixée par la Société sans pouvoir être postérieure (i) au dixième jour ouvré suivant la date de l’assemblée générale extraordinaire de la Société qui approuvera la fusion de la Société avec la société néerlandaise qui sera dénommée Publicis Omnicom Group NV, conformément au contrat dénommé Business Combination Agreement conclu le 27 juillet 2013 entre la Société et la société
Omnicom Group Inc ni (ii) au jour précédant la date de détachement (record date) du dividende exceptionnel de 1 euro par action qui sera payé préalablement à la fusion conformément au même contrat.

2
ème
résolution (2/2)
PUBLICIS GROUPE S.A. Assemblée des porteurs d’ORANE
our
ontre
bstention
1 P
2 C
3 A
Le remboursement anticipé donnera lieu à la remise du nombre d’actions de la Société restant dues à cette date conformément au paragraphe 6.3.1.2 (tel qu’ajusté pour tenir compte de la part des dividendes prélevée sur des primes depuis l’émission des
ORANE, cet ajustement conduisant à la remise de 9,135 actions par ORANE au lieu de 9 actions), et au paiement du coupon couru
à la date de remboursement conformément aux paragraphes 6.2.6.2 et 6.2.6.3 du Contrat, tels que modifiés en application de la troisième résolution. Conformément au paragraphe 6.5 du Contrat, les actions remises en remboursement des ORANE seront immédiatement assimilées aux actions anciennes.
Le cas de remboursement anticipé obligatoire visé à la présente résolution ne remet pas en cause le droit des Obligataires à
demander le remboursement anticipé de leurs ORANE, de manière facultative, conformément au paragraphe 6.3.3.1 (iii) du Contrat.

Clarification de la méthode de calcul du coupon couru
3
ème
résolution
L’assemblée générale des Obligataires, statuant aux conditions de quorum et de majorité prévues par l’article L. 225-96 du code de commerce sur renvoi de l’article L. 228-103 du même code, après avoir entendu le rapport du directoire, autorise les modifications suivantes du Contrat afin d’apporter certaines précisions aux modalités de calcul du coupon couru dans certains cas de remboursement anticipé ; ces précisions prendront effet immédiatement.
S’agissant du calcul du coupon en cas de remboursement anticipé facultatif (conformément au paragraphe 6.3.3.1 (iii)
du Contrat) ou obligatoire (conformément à la deuxième résolution de la présente assemblée) intervenant dans le cadre de la fusion entre la Société avec la société néerlandaise qui sera dénommée Publicis Omnicom Group NV, conformément au contrat dénommé
Business Combination Agreement
conclu le 27 juillet 2013 entre la Société et la société Omnicom Group Inc, alors le coupon dû au jour du remboursement anticipé des ORANE sera calculé, prorata temporis, sur la base d’un taux annuel forfaitaire de 3,2946 % calculé sur la Valeur Nominale des ORANE, ledit taux tenant compte de l’ajustement des ORANE au titre de la part des dividendes prélevée sur des primes depuis l’émission des ORANE.
Il est en outre précisé que les stipulations du paragraphe 6.2.6.3 du Contrat s’appliqueront au cas de remboursement anticipé
obligatoire visé à la deuxième résolution soumise à la présente assemblée.
PUBLICIS GROUPE S.A. Assemblée des porteurs d’ORANE
our
ontre
bstention
1 P
2 C
3 A

Procuration
4
ème
résolution
L’assemblée générale des Obligataires, statuant aux conditions de quorum et de majorité prévues par l’article L. 225-96 du code de commerce sur renvoi de l’article L. 228-103 du même code, donne tous pouvoirs au porteur d’une copie ou
d’un extrait du procès-verbal de la présente assemblée à l’effet d’accomplir tous dépôts, publications, déclarations et formalités prévus par la loi où besoin sera.
PUBLICIS GROUPE S.A. Assemblée des porteurs d’ORANE
our
ontre
bstention
1 P
2 C
3 A